UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 22, 2008

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation*)	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200
Houston, Texas
(Address of principal executive offices)

77067
(Zip Code)

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On July 18, 2008, the company was notified by the New York Stock Exchange (the "NYSE") that the average per share price of its common stock was below the NYSE's continued listing standard relating to minimum average share price. Rule 802.01C of the NYSE's Listed Company Manual requires that a company's common stock trade at a minimum average closing price of $1.00 over a consecutive 30 trading-day period.

In accordance with the NYSE's rules, we intend to inform the NYSE within ten business days of the receipt of the notice of our intention to cure this deficiency. The company will have six months from the receipt of this notice to regain compliance with the NYSE's price condition, or it will be subject to suspension and delisting procedures. During the six-month period and subject to compliance with NYSE's other continued listing standards, our common stock will continue to be listed on the NYSE and trade on the NYSE Arca. At the end of the six-month period, we will be in compliance if we have at least a $1.00 share price and have maintained a $1.00 average closing share price over the preceding 30 consecutive trading days. We intend to continue to communicate with the NYSE regarding compliance with its continued listing standards.

8.01 Other Events.

On July 22, 2008, the company issued a press release announcing its plans to unilaterally amend the indenture governing its 4.25% convertible notes due 2023 and its receipt of the NYSE notice described in Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing. A copy of the press release is furnished as Exhibit 99.1 to this Current Report and incorporated herein by reference into this Current Report on Form 8-K.

9.01 Financial Statements and Exhibits.

99.1 Press Release dated July 22, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>EXPRESSJET HOLDINGS, INC.</u>
<u>(Registrant)</u>

Date: July 23, 2008

<u>/s/ Phung Ngo-Burns</u>
Phung Ngo-Burns
Staff Vice President, Finance and Controller
and Interim Chief Financial Officer

EXHIBIT INDEX

99.1   Press Release
